EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended				Six Months Ended
	June 30, 2014		June 30, 2013		June 30, 2014		June 30, 2013
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$17,991		$20,098		$35,202		$37,844
Add: Fixed charges, net	12,596		12,165		24,349		24,430
Income before income taxes and fixed charges, net	30,587		32,263		59,551		62,274
Fixed charges
Interest expense	$12,316		$11,884		$23,787		$23,875
One-third of rental expense	280		281		562		555
Interest on unrecognized tax benefits	0		0		0		0
Total fixed charges	$ 12,596		$ 12,165		$ 24,349		$ 24,430
Ratio of Earnings to Fixed Charges	2.43	x	2.65	x	2.45	x	2.55	x

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$17,991		$20,098		$35,202		$37,844
Add: Fixed charges, net	7,604		7,033		14,736		14,097
Income before income taxes and fixed charges, net	25,595		27,131		49,938		51,941
Fixed charges
Interest expense (excluding deposits)	7,324		6,752		14,174		13,542
One-third of rental expense	280		281		562		555
Interest on unrecognized tax benefits	-		-		-		-
Total fixed charges	$ 7,604		$ 7,033		$ 14,736		$ 14,097
Ratio of Earnings to Fixed Charges	3.37	x	3.86	x	3.39	x	3.68	x